Cornerstone Total Return Fund, Inc.

64,056,602 Rights for 21,352,201 Shares of Common Stock

Supplement dated May 23, 2022 to Prospectus dated April 13, 2022

Resumption of Previously Suspended Offering. The Cornerstone Strategic Value Fund, Inc. (the “Fund”) is hereby resuming the previously suspended Rights Offering (the “Offering”). The Offering will resume on May 23, 2022 and the Fund has extended the Expiration Date of the Offering until June 10, 2022, unless further extended by the Fund.

The Fund, in accordance with an undertaking made by the Fund in its Registration Statement, suspended the Offering on May 16, 2022 due to the Fund’s net asset value having declined by more than 10% from its net asset value of $8.65 on April 8, 2022 (the effective date of the Fund's Registration Statement) to $7.45 on May 13, 2022.The closing market price of the Fund on April 8, 2022 and May 13, 2022 was $13.61 and $10.08, respectively, representing a market price premium above net asset value on April 8, 2022 and May 13, 2022 of 57.34% and 35.30%, respectively. The closing market price and net asset value of the Fund on May 20, 2022 was $11.045 and $7.26, respectively, representing a premium above net asset value of 52.13%.

Length of Subscription Period and Other Dates. As of the date of this supplement, as a result of the extension of the Offering, the following terms and conditions of the Offering also are being revised: the Subscription Period (April 29, 2022 to June 10, 2022) and the Expiration Date (June 10, 2022). The Fund reserves the right to further extend the Subscription Period and other related dates as described in the Prospectus.

No Other Changes. The Offering will continue to be made on the same terms as described in the Prospectus dated April 13, 2022 (and using the same subscription documentation previously supplied to Stockholders), except for the changes to the Expiration Date and Subscription Period set forth above.

Cancellation of Subscriptions Made Prior to Suspension. Subscription requests that were submitted prior to the suspension of the Offering have been cancelled, payments made in connection with such requests have been returned to the applicable Stockholders, and no shares of Common Stock will be issued in connection with such requests.

In order to participate in the Offering, such Stockholders must submit a new subscription request in accordance with the procedures set forth in the Prospectus.

Inquiries related to the Offering should be directed to the Information Agent, AST Fund Solutions, LLC, at 1-866-406-2285.